

Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

October 13, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 9, 2020, The Nasdaq Stock Market LLC (the "Exchange") received from ATI Intermediate Holdings, LLC, to be converted to a corporation named Array Technologies, Inc., (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.001 par value per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery